VANC Pharmaceuticals Achieves

Listing of 17 Generic Products

With National Distributor

June 1, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets announces today that 11 of the Company’s generic molecules have been listed with the major national distributor and wholesaler of drugs in Canada.

“I am very pleased to announce that the company has achieved a listing of 11 generic molecules comprising 17 different products (SKUs) with the largest distributor and wholesaler of generics in Canada,” stated Bob Rai, CEO of VANC.  “These listings will make these 17 products available to 7,000 out of approximately 10,000 pharmacies in Canada while allowing VANC to compete in markets totalling approximately $370 M (IMS Health-2016),” concluded Mr. Rai.

“All of these products listed below are used in chronic therapeutic areas and bring an affordable price point to meet Canadian generic drug demand,” commented David Hall, Chairman of VANC.  “VANC is dedicated to bringing competitively priced drugs and technology to Canadian pharmacists and their patients and this distribution arrangement will significantly advance our efforts,” ended Mr. Hall.

The list of the products and their market share is given in the table below.

Product Name	Strength	Innovator Drug	Therapeutic Area	Market Volume (in Mn $) (Source: IMS Health-2016)
VAN-Amlodipine	5 mg	Norvasc®	Antianginal Agent	79.91
	10 mg	Norvasc®	Antianginal Agent	58.11

VAN-Fluoxetine	10 mg	Prozac®	Neurological	10.41
	20 mg	Prozac®	Neurological	33.96

VAN-Mycophenolate	250 mg	CellCept®	Immunosuppressive	2.04
	500 mg	CellCept®	Immunosuppressive	28.96

VAN-Omeprazole	20 mg	Losec®	Gastroesophageal	25.67

VAN-Ondansetron	4 mg	Zofran®	Antiemetics	7.99
	8 mg	Zofran®	Antiemetics	18.80

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

VAN-Pioglitazone	15 mg	Actos®	Endocrine	1.48
	30 mg	Actos®	Endocrine	4.13
	45 mg	Actos®	Endocrine	3.19

VAN-Rizatriptan	5 mg	Maxalt®	Neurological	0.34
	10 mg	Maxalt®	Neurological	6.10

VAN-Rizatriptan-ODT	10 mg	Maxalt MLT®	Neurological	11.75

VAN-Sildenafil	100 mg	Viagra®	Cardiovascular	67.35

VAN-Zolmitriptan-ODT	2.5 mg	Zomig Raplmelt®	Neurological	7.77

“I also want to announce that we have begun the process of changing our Board of Directors to more accurately reflect our new strategic direction focusing on technology for the pharmacist as well as delivering competitively priced quality generics and innovative OTC products,” stated Mr. Rai. “Effective May 31, 2017, Mr. Arun Nayyar and Mr. Eugene Beukman are retiring from the Board of Directors and I want to thank them for their dedication and work getting the Company through many of the challenges of an early stage company,” concluded Mr. Rai.

“We are currently interviewing several board candidates whom have significant experience and standing in the Canadian drug and pharmacy industries and whom share our firm belief in advancing the contributions that pharmacists can make to Canadian health care services,” commented Mr. Hall.  “We expect to announce two new board members in the weeks ahead and in connection with our ongoing financing,” concluded Mr. Hall.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,”

“intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.